UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.0001 per share

(Title of Class of Securities)

16951E104

(CUSIP Number)

Jianhui Lai

c/o No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Tel No. (86) 596-2600308

Jinlei Shi

Yuanzhe Huang

c/o RichWise International Investment Group Limited

Room 4101, Landmark, 4028 Jintian Road

Futian District

Shenzhen

People’s Republic of China

Tel No. (86) 755-82839998

With a copy to:

Virginia Tam

K&L Gates LLP

44th Floor, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel. No. (852) 2230.3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16951E104

1.	Names of Reporting Persons Jianhui Lai
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 143,587,200 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 143,587,200 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,587,200 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 69.53%(1)
14.	Type of Reporting Person IN

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons Newrace Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 143,587,200 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 143,587,200 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.
	10.	Shared dispositive power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,587,200 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 69.53%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons Jinlei Shi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person IN

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons Richburg Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons RichWise International Investment Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons RichWise Investment Financial Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons RichWise International Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons RichWise Capital International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons Fortune Dynamic Investment Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons IMV & Associates, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons Yuanzhe Huang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person IN

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No. 16951E104

1.	Names of Reporting Persons Jia Yao
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%(1)
14.	Type of Reporting Person IN

(1)	Percentage calculated based on 206,440,000 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed jointly by Jianhui Lai, Newrace Limited, Jinlei Shi, Richburg Holdings Limited, RichWise Investment Financial Limited, RichWise International Investment Group Limited, RichWise International Group Limited, RichWise Capital International Limited, Fortune Dynamic Investment Limited, IMV & Associates, Ltd., Yuanzhe Huang, and Jia Yao (collectively, the “Reporting Persons,” and each individually, a “Reporting Person”).

Jianhui Lai (“Mr. Lai”) is the sole shareholder of Newrace Limited (“Newrace”). Richburg Holdings Limited (“Richburg”) is a company incorporated under the laws of the British Virgin Islands and is jointly owned by (i) RichWise Investment Financial Limited (“RIF”), a British Virgin Islands company owned by Mr. Yuanzhe Huang (“Mr. Huang”) and RichWise International Investment Group Limited (“RIIG”), a British Virgin Islands company wholly-owned by RichWise International Group Limited (“RIG”), a British Virgins Islands company wholly-owned by Mr. Jinlei Shi (“Mr. Shi”), (ii) RichWise Capital International Limited (“RCI”), a British Virgins Islands company owned by RIG, Fortune Dynamic Investment Limited (“FDI”), a British Virgin Islands company wholly-owned by Mr. Huang, and IMV & Associates, Ltd. (“IMV”), a British Virgin Islands company wholly-owned by Mr. Jia Yao (“Mr. Yao”), and (iii) IMV. Mr. Shi, Mr. Huang, Mr. Yao, Richburg, RIF, RIIG, RIG, RCI, FDI, and IMV are referred to collectively in this Schedule 13D as the “Richburg Entities.”

With respect to Mr. Lai and Newrace, this Schedule 13D represents Amendment No. 1 to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2012 by Mr. Lai with respect to China Zenix Auto International Limited (the “Company”). This Schedule 13D represents Amendment No. 2 to the statement on Schedule 13G filed with the SEC by the Richburg Entities on January 10, 2012, as amended by Amendment No. 1 filed with the SEC by the Richburg Entities on January 22, 2013.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of the Company, whose principal executive offices are located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

Item 2.	Identity and Background

Item 2 is hereby supplemented as follows and, with respect to Mr. Lai and Newrace, the information set forth in Item 2(e)-(f) supersedes the information previously provided in Item 2(e)-(f) of their respective original statement on Schedule 13D:

(a) This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the reporting persons is attached hereto as Exhibit 7.01.

(b) The business address of Mr. Lai is No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

The business address of each of Newrace and Richburg is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

The business address of each of RIF, RIIG, and FDI is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

The business address of RIG is c/o OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands

The business address of each of RCI and IMV is Mill Mall Tower, 2nd Floor, Wickhams Cay 1, P.O. Box 4406, Road Town, Tortola, British Virgin Islands

The business address of Mr. Yao is 45 Coorara Ave., Payneham, South Adelaide, 5070, Australia

The business address of each of Mr. Huang and Mr. Shi is Room 4101, Landmark, 4028 Jintian Road, Futian District, Shenzhen 518035, People’s Republic of China.

(c) Mr. Lai’s present principal occupation is the chief executive officer and chairman of the board of directors of the Company. Each of Mr. Shi and Mr. Huang is a managing director of RichWise Capital International Limited. Mr. Yao is a private individual investor.

Each of Newrace, Richburg, RIF, RIIG, RIG, RCI, FDI, and IMV is an investment holding company.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Lai, Mr. Huang, Mr. Yao, and Mr. Shi is a citizen of the People’s Republic of China.

Each of Newrace, Richburg, RIF, RIIG, RIG, RCI, FDI, and IMV is a company incorporated under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Consideration

It is anticipated that, as further described in the Proposal (as described in Item 4 below), Mr. Lai will surrender his Ordinary Shares for cancellation, in exchange for an approximate 70% direct ownership interest in the Company’s Hong Kong holding company of its wheel manufacturing business and a two-year option to purchase the remaining approximate 30% ownership interest. It is further anticipated that the Company would acquire a new online vacation rental business for a total purchase price of US$300 million by issuing new shares valued at US $3.1703 per share. Mr. Lai owns approximately 39% of the outstanding shares of the holding company of the online business.

Item 4.	Purpose of Transaction

On November 23, 2013, Mr. Lai and RIIG submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. The Proposal contemplates a concurrent restructuring of the Company’s shareholding and an acquisition of a new online business via a share swap. Mr. Lai owns approximately 39% of the outstanding shares of the holding company of the online business.

Mr. Lai and RIIG indicated in the Proposal that they are prepared to negotiate and finalize the terms of the proposed transaction in definitive transaction documents. The Proposal also provided that no binding obligation on the part of the Company, Mr. Lai, or RIIG shall arise with respect to the proposed transaction unless and until definitive agreements have been executed.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The following disclosure assumes that there are 206,440,000 Ordinary Shares outstanding as of December 31, 2012, as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

The responses of each Reporting Person to Rows (7) through (11) of the cover page of this Schedule 13D are incorporated herein by reference.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons may on the basis of the facts described elsewhere herein be considered to be a “group.” Each of (i) Mr. Lai and Newrace and (ii) the Richburg entities disclaim any membership or participation in a “group” with the other Reporting Persons and further disclaims beneficial ownership of any Ordinary Shares beneficially owned by the other Reporting Persons.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the principal terms of the Proposal under Item 4 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power of the securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of November 26, 2013.

Exhibit 7.02	Proposal Letter from Mr. Lai and RIIG to the Company’s board of directors, dated as of November 23, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2013

JIANHUI LAI

By:	/s/ Jianhui Lai
Name:	Jianhui Lai

NEWRACE LIMITED

By:	/s/ Jianhui Lai
Name:	Jianhui Lai
Its:	Director

SIGNATURES (CONTINUED)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2013

JINLEI SHI

By:	/s/ Jinlei Shi
Name:	Jinlei Shi

YUANZHE HUANG

By:	/s/ Yuanzhe Huang
Name:	Yuanzhe Huang

JIA YAO

By:	/s/ Jia Yao
Name:	Jia Yao

SIGNATURES (CONTINUED)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2013

RICHBURG HOLDINGS LIMITED

By:	/s/ Jinlei Shi
Name:	Jinlei Shi
Its:	Director

RICHWISE INVESTMENT FINANCIAL LIMITED

By:	/s/ Jinlei Shi
Name:	Jinlei Shi
Its:	Director

RICHWISE INTERNATIONAL INVESTMENT GROUP LIMITED

By:	/s/ Jinlei Shi
Name:	Jinlei Shi
Its:	Director

RICHWISE INTERNATIONAL GROUP LIMITED

By:	/s/ Jinlei Shi
Name:	Jinlei Shi
Its:	Director

RICHWISE CAPITAL INTERNATIONAL LIMITED

By:	/s/ Jinlei Shi
Name:	Jinlei Shi
Its:	Director

SIGNATURES (CONTINUED)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2013

FORTUNE DYNAMIC INVESTMENT LIMITED

By:	/s/ Yuanzhe Huang
Name:	Yuanzhe Huang
Its:	Director

IMV & ASSOCIATES, LTD.

By:	/s/ George Shalchu Geh
Name:	George Shalchu Geh
Its:	Director

EXHIBIT INDEX

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of November 26, 2013.

Exhibit 7.02	Proposal Letter from Mr. Lai and RIIG to the Company’s board of directors, dated as of November 23, 2013